Exhibit 12.1

	For the Years Ended December 31,
(Dollars in millions)	2012	2011	2010	2009	2008
Earnings Available for Fixed Charges:
Income from continuing operations before provision for income taxes	$343.1	$296.4	$253.5	$229.1	$107.0

Add fixed charges included in earnings:
Interest expense	63.4	57.2	47.8	32.4	43.2
Interest element of rentals	0.3	0.3	0.3	0.4	0.3

Total	63.7	57.5	48.1	32.8	43.5

Total earnings available for fixed charges:	$406.8	$353.9	$301.6	$261.9	$150.5

Fixed Charges:
Fixed charges included in earnings	$63.7	$57.5	$48.1	$32.8	$43.5
Capitalized interest	—	—	—	—	—

Total fixed charges	$63.7	$57.5	$48.1	$32.8	$43.5

Ratio of earnings to fixed charges	6.4	6.2	6.3	8.0	3.5

Supplemental Calculation Info:
Rent Expense	$0.7	$0.7	$0.6	$0.7	$0.5
Operating Lease Expense	0.2	0.2	0.4	0.6	0.5

Total	$0.9	$0.9	$1.0	$1.3	$1.0

Assume 1/3 of expense is interest element associated with rentals	0.3	0.3	0.3	0.4	0.3